                                                                    EXHIBIT 12.1

           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

           (DOLLARS IN THOUSANDS, EXCEPT NOTES AND STATISTICAL DATA)






                                              FOR THE YEAR ENDED DECEMBER 31,
                                  -------------------------------------------------------
                                    1993      1994       1995       1996         1997
                                  --------   -------   --------   --------   ------------
EARNINGS:
Consolidated pretax income
  (loss) from continuing
  operations...................   $(53,789)  $8,174   $ (4,911)  $(43,429)    $ (93,166)
Minority interest in net loss
  (income) of subsidiaries with
  fixed charges................         --       (77)    (5,218)       618          560
Equity in loss of less than 50%
  owned affiliate with no
  guaranteed debt..............         --        86        (35)       (37)          --
FIXED CHARGES:
Interest expensed and
  capitalized..................      5,322     6,139     14,958     40,009       38,634
Interest portion of rental
  expense......................     10,690     5,495      2,135     19,960       30,194
Less interest capitalized
  during the period............       (379)      (34)      (361)    (2,933)      (7,368)
Plus capitalized interest
  amortization.................         --        --         20        165          368
                                  --------   -------   --------   --------    ---------
Earnings.......................   $(38,156)  $19,783   $  6,588   $ 14,353    $ (30,778)
                                  ========   =======   ========   ========    =========
FIXED CHARGES:
  Interest expensed and
     capitalized...............   $  5,322   $ 6,139   $ 14,958   $ 40,009    $  38,634
  Interest portion of rental
     expense...................     10,690     5,495      2,135     19,960       30,194
  Preferred stock dividend
     requirements of majority-
     owned subsidiaries
     (non-intercompany)........        209       249        126         --           --
                                  --------   -------   --------   --------    ---------
Fixed Charges..................   $ 16,221   $11,883   $ 17,219   $ 59,969    $  68,828
                                  ========   =======   ========   ========    =========
PREFERRED STOCK DIVIDEND
  REQUIREMENTS:
  Preferred Stock Accretion....   $     --   $    --   $     --   $     --    $     724
  Series 1 and 3...............      1,358     2,604      1,717      1,739        1,589
  Junior Convertible Preferred
     Stock.....................         --        --         --         --        5,537
  Junior Exchangeable
    Preferred Stock............         --        --         --         --       13,785
                                  --------   -------   --------   --------    ---------
Total Preferred Stock Dividend
  Requirements.................   $  1,358   $ 2,604   $  1,717   $  1,739    $  21,636
                                  ========   =======   ========   ========    =========
Total Fixed Charges and
  Preferred Stock Dividend
  Requirements.................   $ 17,579   $14,487   $ 18,936   $ 61,708    $  90,464
                                  ========   =======   ========   ========    =========
Ratio of Earnings to Combined
  Fixed Charges and Preferred
  Stock Dividends
  (Deficiency)(1)..............   $(55,735)     1.4x   $(12,348)  $(47,355)   $(121,242)
                                  ========   =======   ========   ========    =========

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(1) Where earnings are inadequate to cover combined fixed charges and preferred stock dividend requirements, the deficiency is shown.